SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2013, incorporated by reference herein:
Exhibit
99.1     Release dated February 12, 2013, entitled “REPORT TO SHAREHOLDERS FOR THE
           SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2012”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 12, 2013
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

GROUP RESULTS
KEY FEATURES FOR THE QUARTER
Interim dividend declared of 14 cents
per ordinary share
Gold production up 9% to 39 031oz
Gold revenue up 10% to R580.6 million
Cash operating cost down 12% to US$1 017
per ounce
Operating proﬁt up 37% to R238.7 million
Headline earnings per share up 25% to 25 cents
per share
Report to shareholders for the second quarter and
six months ended 31 December 2012
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • (“DRDGOLD” or “the Group”)
STOCK TRADED
JSE
NYSE*
Average volume for the quarter
per day ('000)
715
569
% of issued stock traded (annualised)
48
39
Price • High
R7.05
$0.809
• Low
R5.30
$0.646
• Close
R6.60
$0.760
* This data represents per share data and not ADS data – one ADS reﬂects ten ordinary shares
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and
committed: 389 315 124
REVIEW OF OPERATIONS
Quarter
Quarter
% change
Quarter 6 months to
6 months to
% change
6 months to
Dec 2012
Sep 2012
Dec 2011
31 Dec 2012
31 Dec 2011
30 Jun 2012
Gold production
Continuing operations
oz
39 031
35 815
9
33 983
74 846
68 545
9
67 163
kg
1 214
1 114
9
1 057
2 328
2 132
9
2 089
Discontinued operations
oz
–
–
–
29 676
–
58 676
–
37 969
kg
–
–
–
923
–
1 825
–
1 181
Group
oz
39 031
35 815
9
63 659
74 846
127 221
(41)
105 132
kg
1 214
1 114
9
1 980
2 328
3 957
(41)
3 270
Gold production sold
Continuing operations
oz
39 031
37 905
3
33 983
76 936
70 506
9
64 913
kg
1 214
1 179
3
1 057
2 393
2 193
9
2 019
Discontinued operations
oz
–
–
–
29 676
–
58 676
–
36 683
kg
–
–
–
923
–
1 825
–
1 141
Group
oz
39 031
37 905
3
63 659
76 936
129 182
(40)
101 596
kg
1 214
1 179
3
1 980
2 393
4 018
(40)
3 160
Cash operating costs
Continuing operations
US$ per oz
1 017
1 151
(12)
1 010
1 081
1 076
–
1 116
ZAR per kg
284 425
305 265
(7)
263 569
294 397
261 864
12
283 917
Discontinued operations
US$ per oz
–
–
–
1 245
–
1 372
–
1 454
ZAR per kg
–
–
–
326 677
–
334 568
–
373 930
Group
US$ per oz
1 017
1 151
(12)
1 118
1 081
1 211
(11)
1 238
ZAR per kg
284 425
305 265
(7)
292 988
294 397
295 396
–
316 426
Gold price received
US$ per oz
1 714
1 685
2
1 679
1 699
1 707
–
1 645
ZAR per kg
478 309
446 783
7
437 316
462 776
416 141
11
421 586
Capital expenditure
US$ million
11.9
9.7
23
11.5
21.6
21.4
1
19.7
ZAR million
103.5
79.6
30
84.4
183.1
162.3
13
156.8
MARKET CAPITALISATION
As at 31 December 2012
(ZARm)
2 543.5
As at 30 September 2012
(ZARm)
2 081.1
As at 31 December 2012
(US$m)
292.9
As at 30 September 2012
(US$m)
244.7
All ﬁgures used in this report represent continuing operations, unless speciﬁed otherwise.

DRDGOLD LIMITED Shareholder Report 2012
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2012, which we ﬁled with the United States Securities and
Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
Dear shareholder
Group operating and ﬁnancial results for the quarter were satisfactory, reﬂecting a solid performance from Ergo.
As a consequence, we are delighted to announce an interim dividend of 14 cents per ordinary share.
A 37% increase in operating proﬁt resulted from a 9% increase in gold production and a 7% increase in the average Rand gold price received during the quarter.
Headline earnings per share increased by 25% to 25 South African cents per share.
Ergo’s new ﬂotation/ﬁne-grind project accounted for most of the R103.5 million capital expenditure for the quarter. It is expected that approximately R94.3 million will be spent on the ﬂotation/ﬁne-grind project over the next two quarters. A slight delay in the arrival of the mills from Canada is not expected to affect the attainment of full throughput by the end of the current ﬁnancial year.
Detailed operational review
ERGO
Q2 2013 V Q1 2013
Gold production increased by 9% to 39 031oz due to an 8% rise in throughput to 6 066 000t. Yield was unchanged at 0.20g/t. The higher volume resulted from continuing stabilisation in the operation of the new Crown/Ergo pipeline.
Cash operating unit costs were 7% lower at R284 425/kg, reﬂecting the increase in gold production.
Operating proﬁt rose by 37% to R238.7 million, a consequence both of higher gold production and a 7% increase in the average Rand gold price received to R478 309/kg.
Capital expenditure was 30% higher at R103.5 million. Most of this was incurred by the ﬂotation/ﬁne-grind project which is currently under development.
Q2 2013 V Q2 2012
Gold production for the quarter under review was 15% higher, up from 33 983oz recorded in the comparable quarter of FY2012.
This reﬂected a 16% rise in throughput from 5 234 000t, a consequence of the Crown/Ergo pipeline coming into operation. Yield was steady at 0.20g/t.
Cash operating unit costs were up 8% from R263 569/kg, mainly attributable to annual increases in the cost of electricity, labour and consumables as well as the increase in volumes year-on-year. Operating proﬁt was 26% higher, a result of both higher gold production and a 9% increase in the average Rand gold price.
Capital expenditure was up 23% from R84.4 million, reﬂecting development of the ﬂotation/ﬁne-grind project.

DRDGOLD LIMITED  Shareholder Report 2012

ZIMBABWE
Current indications point to underground mining potential at Leny, Ascot, KT and particularly John Bull. Underground mining is not in line with DRDGOLD’s strategy, so these prospects will be packaged for disposal. We are currently ﬁnalising a feasibility study on the reclamation of gold tailings.
ERPM EXPLORATION UPDATE
We reported previously that we were working to unlock the value of ERPM, which has an inferred gold resource of approximately
21 million ounces. With the Cason Dump in the ﬁnal stages of being removed, near-surface, underground ounces in this area have become accessible through ERPM’s Cason Shaft. We have refurbished and re-commissioned the shaft at a cost of R12 million and completed the construction of a 6 000t/m plant at a cost of R13 million to provide near-term cash ﬂows. We expect these to make ERPM self-sustaining, in order to support the cost of exploration required to add to value to the gold resource.
This asset is now held for sale and we will be appointing corporate advisors to assist in the process.
CORPORATE ACTIVITIES
During the quarter, DRDGOLD announced that three of its subsidiaries – collectively the Ergo Group – had entered into heads of agreement with the Trans-Caledon Tunnel Authority, aimed at laying a foundation for a self-sustaining solution to acid mine drainage in the Central Witwatersrand Basin. Details relating to these heads of agreement are contained in a DRDGOLD media release issued on
7 December 2012 and posted on the company’s website at:
http://www.drd.co.za/investors-and-media/media-releases/2012/drdgold-and-tcta-agree-terms-on-acid-mine-drainage-12-07-2012
INTERIM DIVIDEND
The board has approved and declared an interim dividend of 14 SA cents per ordinary share (gross) in respect of the six months ending
31 December 2012.
The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs
11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•
the dividend has been declared out of income reserves;
•
the local Dividends Tax rate is 15% (ﬁfteen per cent);
•
there are no Secondary Tax on Companies (STC) credits to be utilised;
•
the gross local dividend amount is 14 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
•
the net local dividend amount is 11.9 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
•
DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 205 559 treasury shares); and
•
DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
                                                                                                            2013
Last date to trade ordinary shares cum dividend
Friday, 8 March
Ordinary shares trade ex dividend Monday, 11 March
Record date Friday, 15 March
Payment date Monday, 18 March
On payment date, dividends due to holders of certiﬁcated securities on the South African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday, 11 March 2013 and Friday 15 March 2013, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 18 March 2013.
To holders of American Depository Shares

Each American Depository Share (“ADS”) represents 10 ordinary shares
                                                                                                            2013
ADS trade ex dividend on NYSE
Wednesday, 13 March
Record date Friday, 15 March
Approximate date of currency conversion Friday, 22 March
Approximate payment date of dividend Monday, 25 March
Assuming an exchange rate of R8.87/$1, the dividend payable on an ADS is equivalent to 13.42 US cents for shareholders liable to pay the Dividends Tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion
.
LOOKING FORWARD
Our priority remains delivery on our FY2013 targets. In the second half, we will continue to focus on maintaining tonnage volumes to the plant and on completing the ﬂotation/ﬁne-grind circuit.
Niël Pretorius – Chief executive ofﬁcer
12 February 2013

DRDGOLD LIMITED Shareholder Report 2012
The condensed consolidated interim ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting and South African
Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2012.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarter
Dec 2012
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Dec 2011
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
31 Dec 2011
Rm
Unaudited
6 months to
30 Jun 2012
Rm
Unaudited
Continuing operations
Gold and silver revenue
580.6
526.8
462.8
1 107.4
912.4
851.8
Net operating costs
(341.9)
(353.1)
(274.1)
(695.0)
(567.2)
(574.8)
Cash operating costs
(345.3)
(340.1)
(278.6)
(685.4)
(558.3)
(593.1)
Movement in gold in process
3.4
(13.0)
4.5
(9.6)
(8.9)
18.3
Operating proﬁt
238.7
173.7
188.7
412.4
345.2
277.0
Depreciation
(33.9)
(34.2)
(30.6)
(68.1)
(57.8)
(61.4)
Movement in provision for environmental
rehabilitation
(16.2)
(10.0)
(6.0)
(26.2)
(13.1)
(46.4)
Retrenchment costs
(0.6)
–
–
(0.6)
–
–
Net operating proﬁt
188.0
129.5
152.1
317.5
274.3
169.2
Impairments
–
–
–
–
–
(1.1)
Environmental rehabilitation costs
(12.5)
(17.2)
(9.3)
(29.7)
(23.8)
(23.5)
Corporate, administration and other expenses
(36.0)
(34.0)
(31.1)
(70.0)
(52.6)
(77.5)
Share-based payments
(1.6)
(0.3)
(1.3)
(1.9)
(1.7)
(1.4)
Net loss on ﬁnancial liabilities measured at
amortised cost
–
–
(6.8)
–
(7.1)
–
Proﬁt/(loss) on disposal of assets
0.1
2.5
–
2.6
–
(9.6)
Finance income
8.2
33.6
5.4
41.8
10.8
13.7
Finance expenses
(3.2)
(4.0)
(1.5)
(7.2)
(6.0)
(2.7)
Proﬁt before taxation
143.0
110.1
107.5
253.1
193.9
67.1
Income tax
2.9
9.9
(8.6)
12.8
(14.4)
(2.6)
Deferred tax
(21.9)
(26.7)
(25.8)
(48.6)
(60.4)
69.4
Proﬁt after taxation
124.0
93.3
73.1
217.3
119.1
133.9
Discontinued operations
Proﬁt for the period from discontinued operations
–
–
92.0
–
129.1
5.4
Loss on sale of subsidiary
–
–
–
–
–
(10.5)
Net proﬁt for the period
124.0
93.3
165.1
217.3
248.2
128.8
Attributable to:
Equity owners of the parent
93.0
78.6
125.3
171.6
200.7
108.0
Non-controlling interest
31.0
14.7
39.8
45.7
47.5
20.8
124.0
93.3
165.1
217.3
248.2
128.8
Other comprehensive income
Foreign exchange translation and other
0.5
4.9
(0.6)
5.4
(3.2)
(0.8)
Net gain/(loss) on an available-for-sale ﬁnancial
asset
–
0.3
–
0.3
–
(6.7)
Mark-to-market of available-for-sale investments
3.6
(36.3)
–
(32.7)
–
19.2
Total comprehensive income for the period
128.1
62.2
164.5
190.3
245.0
140.5
Attributable to:
Equity owners of the parent
97.1
47.5
124.7
144.6
197.5
120.7
Non-controlling interest
31.0
14.7
39.8
45.7
47.5
19.8
128.1
62.2
164.5
190.3
245.0
140.5

DRDGOLD LIMITED  Shareholder Report 2012

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarter
Dec 2012
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Dec 2011
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
31 Dec 2011
Rm
Unaudited
6 months to
30 Jun 2012
Rm
Unaudited
Reconciliation of headline earnings
Net proﬁt
93.0
78.6 125.3
171.6
200.7 108.0
Adjusted for
–  Impairments
–
– –
–
– 1.1
–  (Proﬁt)/loss on disposal of assets
(0.1)
(2.5) –
(2.6)
– 9.6
–  Loss on sale of subsidiary
–
– –
–
– 10.5
–  Net gain on disposal of an available-for-sale
ﬁnancial asset
–
– –
–
– (6.7)
–  Non-controlling interest in headline earnings
adjustment
0.1
0.6 –
0.7
– 4.9
–  Taxation thereon
–
0.5 –
0.5
– 1.7
Headline earnings
93.0
77.2 125.3
170.2
200.7 129.1
Headline earnings per share-cents
– From continuing operations
25
20 15
45
27 33
–  From total operations
25
20 33
45
52 34
Basic earnings per share-cents
–  From continuing operations
25
21 15
45
27 29
–  From total operations
25
21 33
45
52 28
Diluted headline earnings per share-cents 25 20 33 45 52 34
Diluted basic earnings per share-cents
25
21 33
45
52 28
Calculated on the weighted average ordinary shares
issued of :
379 178 208
379 178 208 385 173 763 379 178 208 385 029 071 384 348 721
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
31 Dec 2012
Rm
As at
30 Sep 2012
Rm
As at
31 Dec 2011
Rm
As at
30 Jun 2012
Rm
Notes
Unaudited
Unaudited Unaudited Reviewed
Assets
Non-current assets
2 105.6
1 999.0 1 731.4 2 021.6
Property, plant and equipment
1 767.9
1 692.8 1 570.4 1 641.6
Non-current Investments and other assets
141.7
125.7 10.8 176.1
Environmental rehabilitation trust funds and investments
182.0
174.1 103.4 165.6
Deferred tax asset
14.0
6.4 46.8 38.3
Current assets
664.8
712.8 716.8 470.6
Inventories
104.1
91.8 89.7 105.8
Trade and other receivables
162.3
211.1 92.0 66.3
Cash and cash equivalents 1
398.4
409.9 320.9 298.5
Assets classiﬁed as held for sale
–
– 214.2 –
Total assets
2 770.4
2 711.8 2 448.2 2 492.2
Equity and Liabilities
Equity
1 755.2
1 657.6 1 439.0 1 633.9
Equity of the owners of the parent
1 482.8
1 416.2 1 419.6 1 497.2
Non-controlling interest
272.4
241.4 19.4 136.7
Non-current liabilities
778.1
753.6 622.5 597.3
Loans and borrowings 2
146.3
166.0 – –
Post-retirement and other employee beneﬁts
6.1
6.1 5.8 6.0
Provision for environmental rehabilitation
527.1
513.8 456.2 504.3
Deferred tax liability
98.6
67.7 160.5 87.0
Current liabilities
237.1
300.6 386.7 261.0
Trade and other payables
215.0
269.8 209.1 230.3
Loans and borrowings 2
22.1
30.8 30.5 30.7
Liabilities classiﬁed as held for sale
–
– 147.1 –
Total equity and liabilities
2 770.4
2 711.8 2 448.2 2 492.2

DRDGOLD LIMITED Shareholder Report 2012
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter Quarter
6 months to
6 months to 6 months to
Dec 2012
Rm
Unaudited
Sep 2012
Rm
Unaudited
Dec 2011
Rm
Unaudited
31 Dec 2012
Rm
Unaudited
31 Dec 2011
Rm
Unaudited
30 Jun 2012
Rm
Unaudited
Balance at the beginning of the period
1 657.6
1 633.9 1 271.2
1 633.9
1 219.2 1 439.0
Share capital issued 0.3 (0.3) 1.8 – 1.8 (0.5)
– for share options exercised
–
– 1.8
–
1.8 –
– for costs
0.3
(0.3) –
–
– (0.5)
Increase in share-based payment reserve
0.3
0.3 1.5
0.6
1.9 2.2
Net proﬁt attributable to equity owners of the
parent
93.0
78.6 125.3
171.6
200.7 108.0
Net proﬁt attributable to non-controlling interest 31.0 14.7 39.8 45.7 47.5 20.8
Disposal of subsidiary attributable to non-controlling
interest
–
– –
–
– 97.5
Dividends paid on ordinary share capital
0.6
(38.5) –
(37.9)
(28.9) –
Dividends paid to non-controlling interest (7.6) – – (7.6) – –
Treasury shares acquired
–
– –
–
– (44.8)
Fair value adjustment on available-for-sale
investments
3.6
(36.3) –
(32.7)
– –
Share Option Scheme buy-out
(24.1)
– –
(24.1)
– –
Other comprehensive income
0.5
5.2 (0.6)
5.7
(3.2) 11.7
Balance as at the end of the period 1 755.2 1 657.6 1 439.0 1 755.2 1 439.0 1 633.9
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Dec 2012
Rm
Unaudited
Quarter
Sep 2012
Rm
Unaudited
Quarter
Dec 2011
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
31 Dec 2011
Rm
Unaudited
6 months to
30 Jun 2012
Rm
Unaudited
Net cash inﬂow from operations
213.1
32.0 243.9
245.1
361.8 257.7
Net cash outﬂow from investing activities
(126.5)
(85.3) (89.2)
(211.8)
(172.3) (239.3)
Net cash (out)/inﬂow from ﬁnancing activities
(98.1)
164.7 (119.4)
66.6
(119.4) (49.1)
Loans and other
(53.8)
164.7 (73.3)
110.9
(73.3) (4.3)
Treasury shares acquired – – – – – (44.8)
Dividends paid to owners of the parent
(38.5)
– (28.9)
(38.5)
(28.9) –
Dividends paid to non-controlling interest holders (5.8) – (17.2) (5.8) (17.2) –
(Decrease)/Increase in cash and cash equivalents
(11.5)
111.4 35.3
99.9
70.1 (30.7)
Opening cash and cash equivalents
409.9
298.5 293.9
298.5
259.1 329.2
Closing cash and cash equivalents
398.4
409.9 329.2
398.4
329.2 298.5
Cash classiﬁed as assets held for sale included in the
closing balance
–
– 8.3
–
8.3 –
Reconciliation of net cash inﬂow from operations
Proﬁt before taxation
143.0
110.1 107.5
253.1
193.9 67.1
Proﬁt from discontinued operations
–
– 92.0
–
129.1 5.4
143.0
110.1 199.5
253.1
323.0 72.5
Adjusted for:
Movement in gold in process
(3.4)
13.0 (1.5)
9.6
13.4 (28.1)
Depreciation and impairment
33.9
34.2 31.7
68.1
59.5 62.5
Movement in provision for environmental
rehabilitation
16.2
10.0 4.6
26.2
11.9 47.3
Share-based payments
1.6
0.3 1.5
1.9
1.9 2.2
Loss on ﬁnancial liabilities measured at
amortised cost
–
– 6.8
–
7.1 –
Proﬁt on disposal of assets
(0.1)
(2.5) –
(2.6)
– 9.6
Proﬁt on disposal of subsidiaries and joint venture
–
– –
–
– –
Finance expense and unwinding of provisions
0.3
1.1 2.9
1.4
5.6 1.7
Growth in Environmental Trust Funds
(1.3)
(1.5) (1.9)
(2.8)
(3.6) (4.7)
Other non-cash items
(3.4)
(1.9) (1.2)
(5.3)
(2.9) (5.6)
Taxation paid
3.0
7.0 (8.5)
10.0
(8.5) (8.8)
Working capital changes
23.3
(137.8) 10.0
(114.5)
(45.6) 109.1
Net cash inﬂow from operations
213.1
32.0 243.9
245.1
361.8 257.7

DRDGOLD LIMITED Shareholder Report 2012

Notes to the ﬁnancial statements
1.    Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R69.2 million.
2.    Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme (DMTN Programme) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg
Inter-bank Acceptance Rate (JIBAR) rate (currently 5.081%) plus a margin ranging from 4% to 5% per annum.
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Ore milled (t000) (metric) (imperial) Dec 2012 Qtr 6 066 6 687
Sep 2012 Qtr 5 598 6 170
Dec 2012 Ytd 11 664 12 857
Yield (g/t)(oz/t)
Dec 2012 Qtr 0.20 0.006
Sep 2012 Qtr 0.20 0.006
Dec 2012 Ytd 0.20 0.006
Gold produced (kg)(oz) Dec 2012 Qtr 1 214 39 031
Sep 2012 Qtr 1 114 35 815
Dec 2012 Ytd 2 328 74 846
Cash operating costs (ZAR/kg)(US$/oz)
Dec 2012 Qtr 284 425 1 017
Sep 2012 Qtr 305 265 1 151
Dec 2012 Ytd 294 397 1 081
Cash operating costs (ZAR/t)(US$/t)
Dec 2012 Qtr 57 6
Sep 2012 Qtr 61 7
Dec 2012 Ytd 59 6
Gold and Silver revenue (ZAR million)(US$ million)
Dec 2012 Qtr 580.6 66.8
Sep 2012 Qtr 526.8 63.9
Dec 2012 Ytd 1 107.4 130.7
Operating proﬁt (ZAR million)(US$ million)
Dec 2012 Qtr 238.7 27.6
Sep 2012 Qtr 173.7 21.1
Dec 2012 Ytd 412.4 48.7
Capital expenditure (ZAR million)(US$ million)
Dec 2012 Qtr 103.5 11.9
Sep 2012 Qtr 79.6 9.7
Dec 2012 Ytd 183.1 21.6
There has been no material change to the technical information relating to, inter alia, the group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company’s annual report of 30 June 2012 and subsequent public announcements.
The technical information referred to in this report has been reviewed by Mr Vivian Labuschagne (PLATO), mineral resource manager, a full time employee of the company. He has approved this information in writing before the publication of this report.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer),
CC Barnes (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman),
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:       +27 (0)11 470 2600        Fax: +27 (0)11 470 2618
Web:    http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
CASH OPERATING COSTS RECONCILIATION
R million unless otherwise stated
Total cash costs
Dec 2012 Qtr
393.2
Sep 2012 Qtr
406.0
Dec 2012 Ytd
799.2
Movement in gold in process
Dec 2012 Qtr
3.4
Sep 2012 Qtr
(13.0)
Dec 2012 Ytd
(9.6)
Less: Assessment rates, rehabilitation and other
Dec 2012 Qtr
22.5
Sep 2012 Qtr
33.6
Dec 2012 Ytd
56.1
Less: Retrenchment costs
Dec 2012 Qtr
0.6
Sep 2012 Qtr
–
Dec 2012 Ytd
0.6
Less: Corporate and general administration costs
Dec 2012 Qtr
28.2
Sep 2012 Qtr
19.3
Dec 2012 Ytd
47.5
Cash operating costs
Dec 2012 Qtr
345.3
Sep 2012 Qtr
340.1
Dec 2012 Ytd
685.4
Gold produced (kg)
Dec 2012 Qtr
1 214
Sep 2012 Qtr
1 114
Dec 2012 Ytd
2 328
Total cash operating costs (R/kg)
Dec 2012 Qtr
284 425
Sep 2012 Qtr
305 265
Dec 2012 Ytd
294 397
Total cash operating costs (US$/oz)
Dec 2012 Qtr
1 017
Sep 2012 Qtr
1 151
Dec 2012 Ytd
1 081